February 3, 2023

Jeffrey Lewis

Robert Telewicz

Ruairi Regan

David Link

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Star Holdings

Registration Statement on Form 10

Filed December 16, 2022

File No. 001-41572

Dear Messrs. Lewis, Telewicz, Regan and Link:

On behalf of Star Holdings ("Star Holdings,” the "Company" or "we"), set forth below is the Company's response to the comments of the Staff of the Securities and Exchange Commission (the "Staff") on the Company's Registration Statement on Form 10 (the "Form 10") filed on December 16, 2022, as set forth in the Staff's letter dated January 18, 2023 (the "January 18 Letter").

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form 10 ("Amendment No. 1"), including an amended information statement filed as Exhibit 99.1 to Amendment No. 1 (the "Information Statement"), which reflects the Company's responses to the Staff's comments and certain updated information.

For the convenience of the Staff, each comment from the January 18 Letter is stated in italics prior to the Company's response to such comment.

Registration Statement on Form 10

Information Statement Summary

Our Manager and the Management Agreement, page 6

1.	Please disclose the amount of the management agreement termination fee in the summary. Also, disclose the exchange on which you are seeking to list the common shares, or advise.

We have added the requested disclosure on pages 6 and 7 of the Information Statement. The Company has applied to list its shares of beneficial interest on the Nasdaq Global Market under the ticker symbol "STHO" and the Information Statement has been updated accordingly on the cover page of the Information Statement and elsewhere in the document.

The Spin Off

Background, page 35

2.	Please quantify the anticipated costs in connection with the spin-off and describe how these costs will be allocated. Please also revise your summary disclosure to briefly describe these arrangements.

The requested disclosure has been added on pages 4, 37 and 59 of the Information Statement.

3.	We note your disclosure on page 6 that the terms of your agreements with iStar and Safe, including the separation and distribution agreement, the management agreement, the governance agreement, the registration rights agreement and the senior secured term loan, were negotiated between related parties and may not be as favorable to you as if it had been negotiated at arm's length with an unaffiliated third party. Please revise the background, Certain Relationships and elsewhere as appropriate to explain how it was decided to explore the separation of the non-ground lease assets business into a newly created and separately traded public company. Include disclosures related to how the material terms of the spin-off were determined, including, but not limited to the terms of the management agreement, and the Secured Term Loan Facility.

The requested disclosure has been added on pages 5 and 38 of the Information Statement.

Unaudited Pro Forma Combined and Consolidated Financial Statements, page 49

4.	Please revise your filing to explain in greater detail the accounting treatment of the spinoff transaction. In your revisions, please name all of the entities that are involved in this transaction and their roles, including legal spinnor, legal spinnee, accounting spinnor, and accounting spinnee. Reference is made to ASC 505-60.

We have added a summary of the accounting treatment of the spin-off on pages 12 and 51 of the Information Statement, and a more detailed explanation follows.

Background

iStar Inc. (“iStar”), the legal spinnor, finances, invests in and develops real estate and real estate related projects as part of its fully integrated investment platform. iStar also manages and invests in entities focused on ground lease investments, including Safehold Inc. (“Safe”), which it accounted for as an equity method investment. In 2019, iStar announced that it intended to simplify its business, reduce its legacy assets (i.e. its non-ground lease assets comprised of its real estate finance, operating property and land and development portfolios) and transition its business focus and resources primarily to structure, invest in and hold long-term ground leases, directly and through its investment in Safe. The proposed spin-off of Star Holdings (legal spinnee) and related merger of iStar (post spin-off) with Safe represent the culmination of iStar’s stated corporate strategy. Following the merger, iStar will operate under the name “Safehold Inc.” (“New Safe”). New Safe’s management team will focus on the growth of the ground lease business while the legacy businesses will be contributed to Star Holdings. Star Holdings will be dedicated to the business of realizing value from iStar’s remaining legacy assets. iStar will distribute all of its equity interests in Star Holdings to iStar's common stockholders shortly before the closing of the merger. Following the spin-off and merger, Star Holdings will be externally managed under a management agreement with New Safe.

Accounting Guidance

When determining the accounting treatment of the proposed spin-off, we evaluated the guidance in ASC 505-60-25-8 – Spinoffs and Reverse Spinoffs, which states:

“In order to determine the required accounting and reporting in a spinoff transaction, an entity needs to determine which party is the accounting spinnor and which is the accounting spinnee. In determining whether reverse spinoff accounting is appropriate, a presumption shall exist that a spinoff be accounted for based on its legal form, in other words, that the legal spinnor is also the accounting spinnor. However, that presumption may be overcome. An evaluation of the following indicators shall be considered in that regard. Nevertheless, no one indicator shall be considered presumptive or determinative.”

Management believes that the presumption stated in ASC 505-60-25-8 is not overcome in this case and that iStar, as the legal spinnor, is also the spinnor for accounting purposes. In making our determination, we analyzed and considered the following cited indicators:

•	The size of the legal spinnor and the legal spinnee: All other factors being equal, in a reverse spin-off, the accounting spinnor (legal spinnee) is larger than the accounting spinnee (legal spinnor). The determination of which entity is larger is based on a comparison of the assets, revenues, and earnings of the two entities. There are no established bright lines that shall be used to determine which entity is the larger of the two.

Based on an analysis of assets, iStar is definitively larger than Star Holdings. As of September 30, 2022, approximately 33% of iStar’s historical consolidated total assets were attributable to Star Holdings.

Based on a review of revenues, we believe that neither entity is definitively larger than the other. For the nine months ended September 30, 2022, Star Holdings generated approximately $106 million of revenues versus $22 million attributable to iStar. For the year ended December 31, 2022, Star Holdings generated approximately $290 million of revenue versus $19 million attributable to iStar. While Star Holdings generated more revenue during each period, a substantial portion of Star Holdings' revenue in each period is attributable to assets that were subsequently sold, loans that have been repaid and/or the sale of condominiums and residential lots at Star Holdings’ residential projects and bulk sales of land. We expect Star Holdings' future revenues to similarly depend significantly on asset realizations.

Based on a review of net income (losses), we similarly believe that neither entity is definitively larger than the other. For the nine months ended September 30, 2022, approximately 3.0% of iStar’s total net losses from continuing operations were attributable to Star Holdings.

For the year ended December 31, 2021, iStar incurred net losses from continuing operations of $46 million while Star Holdings earned net income from continuing operations of $63 million. Disregarding gains and losses from the disposition of assets and earnings from unconsolidated investments that have been disposed, for the nine months ended September 30, 2022, iStar would have incurred net losses from continuing operations of $114 million, or 83% of total losses, and Star Holdings would have incurred net losses from continuing operations of $24 million, or 17% of total losses. Using a similar methodology for the year ended December 31, 2021, iStar would have incurred net losses from continuing operations of $46 million, or 53% of total losses, and Star Holdings would have incurred net losses from continuing operations of $41 million, or 47% of total losses. We believe that disregarding gains and losses from dispositions and earnings from unconsolidated investments that have been disposed is appropriate, given that such investments will not contribute to the ongoing results of operations of Star Holdings, and the pattern of future disposals cannot be assumed to match that of historical periods.

Based on our review of the quantitative factors described above, we believe that this indicator does not provide evidence to rebut the presumption that the legal spinnor should be considered the accounting spinnor.

•	The fair value of the legal spinnor and the legal spinnee. All other factors being equal, in a reverse spin-off, the fair value of the accounting spinnor (legal spinnee) is greater than that of the accounting spinnee (legal spinnor).

As of September 30, 2022, the fair value of iStar’s assets was estimated to be approximately $2.1 billion and the fair value of Star Holdings' assets was estimated to be approximately $996 million.

As of September 30, 2022, iStar had a market cap of approximately $803 million. If the spin-off had occurred on September 30, 2022, we estimate that Star Holdings would have had a net asset value ("NAV") of approximately $421 million, or 52% of the total NAV attributable to historical iStar. Comparatively, after giving effect to the spin-off, iStar would have had an estimated NAV of $382 million, or 48% of the historical iStar NAV. This estimate was performed using the price of Safe common stock of $26.46 as of September 30, 2022 to value the shares of Safe common stock held by Star Holdings and iStar respectively. An increase in the stock price of Safe common stock would increase iStar’s fair value in comparison to Star Holdings. A decrease in the stock price of Safe common stock would decrease iStar’s fair value in comparison to Star Holdings. Based on a review of fair values, we believe that neither entity is definitively greater than the other since the relative proportions are close to being evenly split, and are subject to change based on a number of factors, including the price of Safe common stock at the time of the spin-off. Accordingly, this factor does not rebut the presumption that the legal spinnor should be considered the accounting spinnor.

•	Senior management. All other factors being equal, in a reverse spin-off, the accounting spinnor (legal spinnee) retains the senior management of the formerly combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

After the spin-off, Star Holdings will have no direct employees. Under the terms of the management agreement between Star Holdings and New Safe, New Safe will be obligated to provide Star Holdings and its subsidiaries with a management team and other appropriate support personnel. None of the manager or its affiliates will be obligated to dedicate any of its officers or employees exclusively to Star Holdings, other than two non-executive financial reporting personnel, nor is the manager or any of its affiliates or any of their respective personnel obligated to dedicate any specific portion of their time to Star Holdings. The manager will provide its chief executive officer, president, chief financial officer and chief compliance officer to serve as officers of Star Holdings in similar capacities pursuant to the management agreement. The two companies will have no overlapping members on their respective boards of directors and trustees, and they will have different board chairs. Since the legal spinnor is retaining senior management and is making personnel available to the spinnee solely on a contractual basis with no specific requirements as to dedication of time, we believe that this indicator does not provide evidence that the transaction is a reverse spin-off.

•	Length of time to be held. All other factors being equal, in a reverse spin-off, the accounting spinnor (legal spinnee) is held for a longer period than the accounting spinnee (legal spinnor). A proposed or approved plan of sale for one of the separate entities concurrent with the spin-off may identify that entity as the accounting spinnee.

While iStar has held some of its remaining legacy assets longer than it has been in the ground lease business, iStar has pursued a publicly announced strategy of selling its legacy assets and transitioning its focus to the ground lease business since 2019. The spin-off and merger will continue this strategy. The merger will combine iStar's management platform and ground lease-related intellectual property with Safe's ground lease brand and portfolio to form an internally-managed, pure-play ground lease company. The spin-off will separate Star Holdings to pursue the continued realization of iStar's legacy assets in an orderly manner. As a result, we believe the evaluation of this indicator supports treating iStar as the accounting spinnor, and does not rebut the presumption that the legal spinnor should be considered the accounting spinnor.

Accounting Conclusion

Based on the evaluation described above, we believe that the presumption that the legal spinnor is the accounting spinnor is not overcome. We also believe that treating the legal spinnor as the accounting spinnor results in the most accurate depiction of the substance of the transaction for shareholders consistent with ASC 505-60-05-4. Accordingly, we respectfully submit that iStar is both the legal spinnor and the accounting spinnor and Star Holdings is both the legal spinnee and the accounting spinnee.

5.	We note your disclosure in footnote (1) to the Unaudited Pro Forma Combined and Consolidated Balance Sheet that you will cease accounting for your investment in Safe using the equity method of accounting after the spin-off. Please expand on the facts that lead you to this accounting conclusion despite the fact that you will own 24.3% of Safe's outstanding common stock after the spin-off. Cite any relevant accounting literature in your response.

Background:

In preparing the Unaudited Pro Forma Combined and Consolidated Financial Statements of Star Holdings, we assumed that had the spin-off and merger occurred on September 30, 2022, and Star Holdings would hold approximately 24.3% of the outstanding stock of New Safe, based on the stock price of Safe as of September 30, 2022. ASC 323-10-15-8 indicates the following:

“if an investor holds more than a 20% interest (directly or indirectly) in an investee that has a legal form of a corporation, it is presumed that the investor has the ability to exercise significant influence in the absence of evidence to the contrary.”

In this case, as discussed below, the terms of a governance agreement that Star Holdings and New Safe will enter into at the time of the merger provides evidence rebutting this presumption.

Discussion:

At the time of the spin-off, Star Holdings will hold a number of shares of common stock of New Safe having a value of $400 million, based on the market price of Safe common stock shortly before the spin-off. The percentage of New Safe's common stock owned by Star Holdings may be higher or lower than 20%. Regardless of the final ownership percentage, after a qualitative review of the facts, and consideration of the indicators within ASC 323 and interpretive guidance, we believe that Star Holdings will not have significant influence over the operating and financial policies of New Safe and should account for its investment under ASC 321, adjusting its carrying value to fair value through income at each reporting period.

We considered the guidance in ASC 323-10-15-10 which lists indicators (not all-inclusive) that may suggest that the significant influence presumption is overcome when an investor holds 20 percent or more of the outstanding voting common stock of an investee. The key indicator noted is the following:

“The investor and investee sign an agreement (such as a standstill agreement) under which the investor surrenders significant rights as a shareholder. (Under a standstill agreement, the investor usually agrees not to increase its current holdings. Those agreements are commonly used to compromise disputes if an investee is fighting against a takeover attempt or an increase in an investor’s percentage ownership. Depending on their provisions, the agreements may modify an investor’s rights or may increase certain rights and restrict others compared with the situation of an investor without such an agreement.)”

The terms of the governance agreement require that Star Holdings cast the votes with respect to any shares of New Safe that it holds: (a) in favor of all those persons nominated to serve as directors of New Safe by the New Safe board or its nominating and corporate governance committee, (b) against any stockholder proposal that is not recommended by the New Safe board; and (c) in accordance with the recommendations of the New Safe board on all other proposals brought before the New Safe stockholders. Star Holdings will irrevocably designate and appoint the board of directors of New Safe as its sole and exclusive attorney-in-fact and proxy to exercise the voting power of its shares of New Safe in accordance with these requirements. Star Holdings will also be subject to customary standstill agreements with respect to New Safe. The terms of such standstill agreements will restrict Star Holdings, from acquiring additional shares of New Safe common stock, seeking representation on New Safe's board of directors, participating in certain solicitations of New Safe Stockholders and taking other actions that could seek to influence New Safe or result in a change of control of New Safe.

The voting and standstill covenants will terminate if (i) New Safe terminates the management agreement, (ii) the management agreement is terminated for any other reason and Star Holdings beneficially owns less than 7.5% of the outstanding New Safe common stock or (iii) there is a change of control of New Safe as defined in the governance agreement.

The guidance in ASC 323-10-15-9 makes clear that potential voting rights shall be disregarded. While the voting restrictions under the governance agreement may not last in perpetuity, they will be in place upon the spin-off. Therefore, we will not consider the potential that these rights may be reinstated in the future when evaluating the voting power, or lack thereof, held by Star Holdings at the time of spin-off. We will evaluate any such event as reconsideration event if and when it occurs.

We also considered the relevant indicators of significant influence outlined in ASC 323-10-15-6 to determine whether any facts contradicted our evidence that Star Holdings lacks significant influence:

Representation on the board of directors:

•	Star Holdings has no representation on the board of New Safe and New Safe has no representation on Star Holdings' board of trustees. The governance agreement restricts Star Holdings from seeking representation on New Safe's board. Two individuals who will serve as executive officers of both companies will hold seats on the New Safe board, however, we note that they are not employees of Star Holdings.

This indicator of significant influence is not present.

Participation in policy-making processes:

•	Pursuant to the governance agreement, Star Holdings will not have discretionary voting power over its shares of New Safe common stock. It must vote in favor of all proposals recommended by New Safe's board, including with respect to nominees to New Safe's board, and against any proposal that is not recommended by New Safe's board. Star Holdings will also be subject to the standstill provisions of the governance agreement.

This indicator of significant influence is not present.

Material intra-entity transactions:

•	New Safe will serve as the external manager of Star Holdings. Such services could be replaced by reputable market participants with commercial real estate experience and are not tailored by New Safe to Star Holdings, other than to note that certain members of the New Safe management team hold specialized knowledge surrounding the assets to be transferred to Star Holdings. During the period of the management contract, Star Holdings is dependent upon New Safe rather than the reverse.

•	New Safe has committed to provide Star Holdings with a senior secured term loan facility in an initial expected aggregate principal amount of up to $100.0 million. The loan does not expose Star Holdings to gains and losses of New Safe, nor does it provide Star Holdings with influence over the operations of New Safe.

This indicator of significant influence is not present.

Interchange of managerial personnel:

•	Under the management agreement, New Safe as the manager must provide Star Holdings with a management team, including a chief executive officer, a chief financial officer, a chief compliance officer and other appropriate support personnel, to provide the management services. None of the manager or its affiliates will be obligated to dedicate any of its officers or employees exclusively to Star Holdings other than two non-executive financial reporting personnel, nor is the manager or any of its affiliates or any of their respective personnel obligated to dedicate any specific portion of its or their time to Star Holdings. None of these executives will be employees of Star Holdings. Rather than New Safe being dependent upon Star Holdings, the reverse will be the case.

This indicator of significant influence is not present.

Based on our analysis, none of the relevant indicators of significant influence are present. Taken together, we believe the lack of positive indicators demonstrate that Star Holdings does not have significant influence over the operating and financial policies of New Safe. We will continue to evaluate any changes in the facts and circumstances surrounding Star Holdings investment in New Safe and apply the impacts of changes in the level of influence held in future periods.

We have revised footnote (1) to the Unaudited Pro Forma Combined and Consolidated Balance Sheet as of September 30, 2022 on page 53 of the Information Statement to add the requested expanded disclosure.

6.	We note your income tax adjustments and related footnote (3) on pages 55 and 56. Please disclose the effective tax rate and explain in greater detail how you derived the estimated tax impact from iStar Included Assets transaction accounting adjustments and other pro forma adjustments.

The requested disclosure has been added on pages 56 and 58 of the Information Statement.

7.	We note your disclosure that your assets will include Safe common stock with an aggregate value of $400 million. We also note your disclosure on page 51 that Star Holdings is not expected to retain significant influence over Safe. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Star Holdings is not an “investment company” as defined in Section 3(a) of the 1940 Act. An “investment company” is generally defined under sections 3(a)(1)(A) and (C) of the Investment Company Act of 1940 (the "1940 Act") as a company that either:

•	is or holds itself out as being primarily engaged, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•	is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% test”).[1]

Star Holdings was formed to own the legacy real estate portfolio of iStar. For more than 20 years, iStar invested in a wide variety of commercial real estate assets. In 2017, iStar formed Safe, a separate public company focused exclusively on ground lease properties. iStar capitalized Safe with an initial portfolio of 12 ground lease assets that iStar had originated and continued to hold an equity interest in Safe. In 2019, iStar announced that it would focus its future activities on ground lease properties, primarily by investing in Safe and partnering with Safe on originating, acquiring and financing ground lease assets. iStar further announced that it intended to sell its legacy portfolio of non-ground lease assets over time and use the proceeds to make additional investments in the ground lease sector and for general corporate purposes. In the following years, iStar sold a significant amount of its legacy assets and used a portion of the proceeds to make new ground lease investments, including increasing its ownership interest in Safe to 65% of Safe's common stock. In August 2022, iStar and Safe announced that they planned to merge to create an internally-managed, "pure play" ground lease company. As a condition to the closing of the merger, iStar must dispose of its remaining portfolio of legacy properties through the spin-off of Star Holdings to iStar's stockholders.

Star Holdings is and holds itself out as being primarily engaged, through its direct and indirect subsidiaries, in the business of owning and realizing value from the legacy real estate portfolio owned by iStar. The portfolio includes fee interests in land and development projects, operating properties, mortgage loans and other real estate assets. The largest assets are two mixed use and residual development projects, one of which requires further capital funding and infrastructure development and both of which are expected to require several years of active property-level asset management. At the time of the spin-off, Star Holdings will also own some of the shares of common stock of Safe that were owned by iStar immediately prior to the spin-off; however, those shares are primarily intended to provide financing for the spin-off and ongoing liquidity to Star Holdings to the extent needed to fund continuing development costs and asset level expenses and operating expenses of Star Holdings. As Star Holdings sells assets (both real estate and Safe shares), it expects to use the proceeds primarily to pay down debt, fund asset costs and operating expenses and pay distributions to shareholders. Star Holdings does not intend to make additional investments in investment securities. Star Holdings is not and does not propose to be engaged primarily in the business of investing, reinvesting or trading in securities and does not hold itself out in such a manner. As such, Star Holdings is not an “orthodox” investment company that falls within the scope of Section 3(a)(1)(A) of the 1940 Act.2 Likewise, Star Holdings’ holdings in “investment securities” do not exceed 40% of its total assets on an unconsolidated basis. As such, Star Holdings is not an investment company that falls within the scope of Section 3(a)(1)(C) of the 1940 Act.

[1]	Section 3(a)(1)(B) of the 1940 Act also defines an “investment company” as an issuer that is engaged or proposes to engage in the business of issuing face-amount securities of the installment type or has been engaged in such business and has any such certificate outstanding. Star Holdings is not engaged, and does not propose to engage, in the business of issuing face-amount securities of the installment type. Nor does Star Holdings have any such certificates outstanding.

Section 3(a)(1)(C) of the 1940 Act defines an investment company as “any issuer which . . . is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.” An “investment security” is defined in section 3(a)(2) of the 1940 Act as “all securities except (A) U.S. government securities, (B) securities issued by employee securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in sections 3(c)(1) or 3(c)(7) of the 1940 Act.”

Because the 40% test set forth in Section 3(a)(1)(C) is applied on an unconsolidated basis, in order to determine whether Star Holdings falls within the definition of a Section 3(a)(1)(C) investment company, it is necessary to analyze each of the entities in the Star Holdings' structure to identify which of Star Holdings’ unconsolidated assets may constitute “investment securities.”

[2]	Although the 1940 Act does not define "engaged primarily," there is a well-established five-factor qualitative and quantitative test to determine whether an issuer is "engaged primarily" in the business of investing in securities. The test was first articulated in Tonopah Mining Co. of Nevada, 26 SEC 426 (1947). The five "Tonapah" factors are: (1) the issuer's historical development; (2) the issuer's public representations of policy; (3) the activities of the issuer's officers and directors; (4) the nature of the issuer's current assets; and (5) the current source of the issuer's income. As described herein, Star Holdings was created to own and realize value from the legacy real estate portfolio owned by iStar. Over its 20 year history as a public company, iStar was neither an investment company under the "orthodox" definition under Section 3(a)(1)(C), nor was it an investment company under the 40% test. The analysis of Star Holdings mimics the legacy iStar analysis for all five Tonapah factors in that Star Holdings has from its formation engaged indirectly, through its wholly-owned subsidiaries in the non-investment company business of owning, managing, developing and selling its real estate portfolio, and its public representations, the activities of its officers and directors, the nature of its assets and its sources of income have all supported that conclusion.

Star Holdings is organized as a holding company and its unconsolidated assets consist of its interests in two direct, wholly-owned subsidiaries. One subsidiary (the "real estate group subsidiary") holds Star Holding's real estate portfolio. The real estate group subsidiary will be excluded from registration as an investment company pursuant to Section 3(c)(5)(C) of the 1940 Act, which excludes from the definition of "investment company" any company that is not engaged in the business of issuing "redeemable securities" and which is engaged primarily in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. The real estate group subsidiary has not issued redeemable securities. Approximately 71.4% of the real estate group subsidiary's assets are comprised of qualifying real estate and 19.8% of its assets are real estate-related interests, within the meaning of the guidance previously provided by the Staff through various no-action letters.3 Star Holdings' investment in its real estate group subsidiary represents approximately 69.8% of the value of Star Holdings’ assets on an unconsolidated basis as of September 30, 2022.

Star Holdings' other subsidiary (the "Safe subsidiary") will hold Safe shares with a value of $400 million as of the time of the spin-off. That subsidiary will pledge all of the Safe shares to a financial institution under a margin loan that will have an initial principal balance of $140.0 million. The Safe subsidiary is structured as a bankruptcy remote vehicle in accordance with the requirements of the margin loan lender. Star Holdings' investment in the Safe subsidiary will represent approximately 31.2% of the value of Star Holdings' assets on an unconsolidated basis.

Star Holdings intends to regularly monitor the value of its assets and manage its assets so that the value of Star Holdings' investment in the Safe subsidiary will represent less than 40% of value of Star Holdings' total assets on an unconsolidated basis to ensure continuing and ongoing compliance with the 40% test. In addition, Star Holdings believes that it is not considered an investment company under Section 3(a)(1)(A) of the 1940 Act because it is neither engaged primarily, nor holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities because Star Holdings' primary strategy will be to continue to engage in the non-investment company businesses previously conducted by iStar of owning, managing, developing and selling its real estate portfolio.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, page 57

8.	We note your disclosure on page 65 that the decrease in land development revenue in the first nine months of 2022 was primarily due to a decrease in the size of your land and development portfolio. Please provide expanded disclosure to address clearly the reasons and background for the changes in these revenues and any material trends and uncertainties.

The requested disclosure has been added on page 67 of the Information Statement.

[3]	See, e.g., Salomon Brothers, Inc., SEC Staff No-Action Letter (Jun. 17, 1985); Citytrust, SEC Staff No-Action Letter (Dec. 19, 1990); Greenwich Capital Acceptance Inc., SEC Staff No-Action Letter (Aug. 8, 1991).

Exclusive Forum, page 99

9.	We note that your forum selection provision identifies the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the U.S. District Court for the District of Maryland, Baltimore Division as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange.

In response to the Staff’s comment, we have revised the disclosure under the caption "Exclusive Forum" on page 102 of the Information Statement to make clear that the exclusive forum provision does not apply to derivative actions arising under federal securities laws, and we confirm that this exclusion is contained in the Company's bylaws.

Financial Statements

iStar Included Assets for the year ended December 31, 2021 and 2020

Note 7 - Other Investments, page F-26

10.	Please address the following with respect to your other real estate equity investments and other strategic investments:

•	Please tell us the portion of these investments that are accounted for using the equity method of accounting and the portion that is carried at cost for each investment class as of each period presented in your annual and interim financial statements.

•	Tell us how these investments are structured and whether they are limited partnerships or limited liability companies that maintain specific ownership accounts for each investor. Reference is made to ASC Topic 323-30-35-3.

•	To the extent these investments are structured as or similar to limited partnerships, tell us how you considered the guidance in ASC Topic 323-30-S99 in determining whether to apply the equity method of accounting.

As of September 30, 2022, December 31, 2021 and 2020, all of our other real estate equity investments were accounted for under the equity method of accounting. As of September 30, 2022, December 31, 2021 and 2020, based on carrying value, 61%, 62% and 9%, respectively, of other strategic investments were accounted for under the equity method of accounting and 39%, 38% and 91%, respectively, were accounted for under the cost / equity investment method using the guidance in ASU 2016-01.

In aggregate, Star Holdings holds fewer than twenty investments in other real estate equity investments and strategic investments. They include investments in various types of entities including limited liability companies (LLCs) and limited partnerships (LPs) with varying economic ownership interests.

Each LLC in which we invest is structured like a limited partnership, and maintains specific ownership accounts for each investor.

We also consider the guidance in ASC Topic 323-30-S99 which states:

“The SEC staff's position on the application of the equity method to investments in limited partnerships is that investments in all limited partnerships should be accounted for pursuant to paragraph 970-323-25-6. That guidance requires the use of the equity method unless the investor's interest 'is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.' The SEC staff understands that practice generally has viewed investments of more than 3 to 5 percent to be more than minor.”

We consider the level of our economic interest in these entities as well as our rights under the partnership agreement or LLC agreements to determine whether equity method accounting treatment is appropriate. We consider whether our interest is so minor that we may have virtually no interest or if our ownership or whether our rights provide us with greater influence when considering the 3% to 5 % threshold set out in the guidance.

We trust we have been responsive to the Staff's comment. If you have any questions, please do not hesitate to contact me at (212) 878-8526.

Sincerely,

/s/ Kathleen Werner
Kathleen Werner

cc:	Jay Sugarman, Chief Executive Officer, Star Holdings
Douglas B. Heitner, Chief Legal Officer, Star Holdings